

Advantage Oil & Gas Ltd. – News Release

Advantage Announces Closing of $67 Million Non-Core Asset Dispositions

June 7, 2010
(TSX: AAV, NYSE: AAV)

CALGARY, ALBERTA – Advantage Oil & Gas Ltd. ("**Advantage**" or the **"Corporation"**) (AAV – TSX, AAV – NYSE) announced today that the dispositions of non-core natural gas weighted assets located in South Eastern Alberta (as referenced in our press release dated May 10, 2010) have successfully closed for gross cash proceeds of $67 million, subject to customary adjustments. The proceeds have reduced bank indebtedness under Advantage's credit facility, which may be subsequently redrawn to fund future capital expenditures, and for general corporate purposes.

For further information contact:

Investor Relations
Toll free: 1-866-393-0393

ADVANTAGE OIL & GAS LTD.
700, 400 – 3rd Avenue SW, Calgary, Alberta T2P 4H2
Phone: (403) 718-8000, Fax: (403) 718-8300
Web Site: www.advantageog.com
E-mail: ir@advantageog.com

Advisory
The information in this press release contains certain forward-looking statements, including within the meaning of applicable securities laws. These statements relate to future events or our future intentions or performance. All statements other than statements of historical fact may be forward-looking statements. Forward-looking statements are often, but not always, identified by the use of words such as "seek", "anticipate", "plan", "continue", "estimate", "demonstrate", "expect", "may", "will", "project", "predict", "potential", "targeting", "intend", "could", "might", "should", "believe", "would" and similar expressions and include statements relating to, among other things, the use of proceeds from the disposition of the assets. These statements involve substantial known and unknown risks and uncertainties, certain of which are beyond Advantage's control, including: the impact of general economic conditions; industry conditions; changes in laws and regulations including the adoption of new environmental laws and regulations and changes in how they are interpreted and enforced; fluctuations in commodity prices and foreign exchange and interest rates; stock market volatility and market valuations; volatility in market prices for oil and natural gas; liabilities inherent in oil and natural gas operations; uncertainties associated with estimating oil and natural gas reserves; competition for, among other things, capital, acquisitions of reserves, undeveloped lands and skilled personnel; incorrect assessments of the value of acquisitions; changes in income tax laws or changes in tax laws and incentive programs relating to the oil and gas industry and income trusts; geological, technical, drilling and processing problems and other difficulties in producing petroleum reserves; and obtaining required approvals of regulatory authorities. Advantage's actual decisions, activities, results, performance or achievement could differ materially from those expressed in, or implied by, such forward-looking statements and, accordingly, no assurances can be given that any of the events anticipated by the forward-looking statements will transpire or occur or, if any of them do, what

benefits that Advantage will derive from them. Except as required by law, Advantage undertakes no obligation to publicly update or revise any forward-looking statements. For additional risk factors and assumptions in respect of Advantage and its business, please refer to its Annual Information Form dated March 16, 2010 which is available on SEDAR at www.sedar.com and www.advantageog.com.